

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 17, 2008

<u>**Via U.S. Mail and Fax (888-722-8216)**</u>
Ms. Ann DiSilvestre
Chief Executive Officer
Dialpoint Communications Corporation
2354-B Ebenezer Road
Rock Hill, South Carolina 29732

> **RE:** **Dialpoint Communications Corporation**
> **Form 10-KSB for Fiscal Year Ended December 31, 2007**
> **Filed April 15, 2008**
> **File No. 000-52921**

Dear Ms. DiSilvestre:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director